Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6030
Direct Fax: 020 7659 6001
Email: laura.jackson@brambles.com



21st April 2004

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

04024670





RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the
"Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities
Exchange Act of 1934 (the "Exchange Act"). The Company's file number is
indicated in the upper right hand corner of each unbound page submitted with
this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents
submitted with this letter are being submitted with the understanding that such
documents will not be deemed "filed" with the Securities and Exchange
Commission or otherwise subject to the liabilities of Section 18 of the Exchange
Act, and that neither this letter nor the submission of such documents shall
constitute an admission for any purpose that the Company is subject to the
Exchange Act.

Yours faithfully

Laura Jackson
Company Secretarial Assistant

PROCESSED
MAY 04 2004
THOMSON
FINANCIAL

Encs.

Registered in England No. 4134697 Registered Office: as above

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company

      Brambles Industries plc

2)   Name of shareholder having a major interest

      FMR Corp. and its direct and indirect subsidiaries, and Fidelity
      International Limited (FIL) and its direct and indirect subsidiaries

3)   Please state whether notification indicates that it is in respect of
      holding of the shareholder named in 2 above or in respect of a
      non-beneficial interest or in the case of an individual holder if it is a
      holding of that person's spouse or children under the age of 18

      Funds under management (Non beneficial)

4)   Name of the registered holder(s) and, if more than one holder, the
      number of shares held by each of them

      See list below

5)   Number of shares/amount of stock acquired

      N/A

6)   Percentage of issued class

      N/A

7)   Number of shares/amount of stock disposed

      4,793,842

8)   Percentage of issued class

      Negligible

9)   Class of security

      Ordinary shares of 5p each

10)   Date of transaction

      Not advised

11)   Date company informed

      20th April 2004

12)   Total holding following this notification

      50,660,793

13)   Total percentage holding of issued class following this notification

      6.99%

14) Any additional information

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of notification 21st April 2004

Nominee/Registered Holders	Management Company	Holding
State Street Nominees Limited	FMRCO	26,900
State Street Nominees Ltd.	FMTC	2,553,000
Lloyds Bank Nominees Limited	FMTC	956,500
Chase Nominees Ltd.	FMTC	680,600
BT Globenet Nominees Limited	FMTC	1,335,200
Mellon Bank	FMTC	221,200
State Street Bank & Trust	FMTC	1,486,600
J P Morgan	FMTC	241,200
Nortrust Nominees	FMTC	3,300
Northern Trust	FMTC	408,799
Goldman Sachs and Co.	FMTC	53,400
Morgan Stanley Trust Co. Nominees Limited Bank	FMTC	2,200
MSS Nominees Limited	FMTC	354,000
Bank of New York	FMTC	227,700
Rights & Co.	FMTC	50,000
Chase Manhattan Bank London	FISL	8,209,570
Bank of Butterfield	FPM	44,200
Chase Nominees Ltd	FPM	1,901,700
Northern Trust	FPM	1,161,400
Bank of New York London	FPM	808,800
Deutsche Bank	FPM	73,300
Citibank	FPM	555,000
HSBC	FPM	828,700
HSBC Client Holdings Nominee (UK) Limited	FIL	4,647,913
Chase Manhattan Bank London	FIL	1,960,616
Northern Trust	FIL	3,957,900
State Street Bank & Trust	FIL	1,907,272
Bank of New York London	FIL	3,635,696
Chase Nominees Ltd	FIL	2,846,300
Nortrust Nominees Ltd	FIL	1,933,400
Deutsche Bank	FIL	1,531,787
Citibank	FIL	171,500
Clydesdale Bank (Head Office)Nominees Limited	FIL	1,070,900
Mellon Nominees Ltd	FIL	76,000
Bank of New York, Brussels	FIL	630,500
Northern Trust London	FIL	213,000
Master Trust Bank of Japan	FIL	34,300
National Australia Bank	FIL	96,400
JP Morgan	FIL	2,119,900

ING Luxembourg	FIL	32,860
Bermuda Far East	FIL	37,300
Chase Nominees Ltd (Australia)	FIL	62,180
Bankers Trust	FIL	181,400
Mitsubishi Trust	FIL	12,400
State Street Nominees Ltd	FIL	509,200
Morgan Stanley	FIL	607,100
PICG	FIL	9,400
Chase Manhattan Bank AG Frankfurt	FIL	169,900
State Street Hong Kong	FIL	22,400

NB   FMRCO = Fidelity Management & Research Company, of which
          FMR Corp is the parent company

     FMTC = Fidelity Management Trust Company, of which FMR
          Corp is the parent company

     FPM = Fidelity Pension Management, of which FIL is the
          parent company

     FISL = Fidelity Investment Services Ltd, of which FIL is the parent
          Company